Exhibit 99.1
Date: 22/07/2008	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KEEGAN RESOURCES INC.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	22/08/2008
Record Date for Voting (if applicable) :	22/08/2008
Meeting Date :	01/10/2008
Meeting Location (if available) :	Lang Michener LLP, Suite 1500, 1055 West Georgia Street, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	487275109	CA4872751090

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for KEEGAN RESOURCES INC.